UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated November 12, 2008, announcing the Company’s third quarter results and quarterly dividend of $0.50 per share.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS THIRD QUARTER 2008 RESULTS

-Time charter revenue increases 130% to $43.6 million
- GAAP Diluted EPS of $0.69 vs. ($0.98) in prior year; Adjusted Diluted EPS of $0.54 vs. $0.24

ATHENS, Greece, November 12, 2008 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the three and nine months ended September 30, 2008.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “Once again we are pleased to announce a profitable quarter of solid financial and operational performance.  The growth in revenues and earnings that we achieved over the same quarter last year demonstrates our successful execution against our operating strategy.  The main drivers behind our success have been the growth of our fleet and balanced chartering strategy, combined with a focus on tight cost controls across the board.”

Mr. Bodouroglou continued, “The global credit crisis has clearly had a profound effect on the drybulk market in recent weeks and trade finance, which underpins 90% of international trade, has slowed significantly.  That said, we believe that infrastructure projects underway in China and other developing markets will continue to support strong underlying demand fundamentals for drybulk commodities.  As a result, we believe the current situation will not continue for the long term.”

Mr. Bodouroglou concluded, “With 100% of our vessel days currently chartered in 2008 and 85% chartered in 2009 with established charterers, we will remain relatively insulated from short-term fluctuations in our markets, provided that each of our customers continues to perform under their existing charters.  Our cash flow and liquidity position also remain strong, positioning us to take advantage of vessel acquisition opportunities that we expect will appear in the current environment.”

Third Quarter 2008 Financial Results:
Time charter revenue for the third quarter of 2008 was $43.6 million, compared to $19.0 million for the third quarter of 2007.  The Company reported net income of $18.9 million, or $0.70 and $0.69 per basic and diluted share, respectively, for the third quarter of 2008, calculated on 27,034,270 weighted average number of basic shares, and on 27,207,826 weighted average number of diluted shares, outstanding for the period and reflecting the impact of the non-cash items discussed below.  For the third quarter of 2007, the Company reported net loss of ($14.2) million, or ($0.98) per basic and diluted share, calculated on 17,491,591 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the third quarter of 2008 was $14.6 million, or $0.54 per basic and diluted share.  This compares to adjusted net income of $4.3 million, or $0.24 per basic and diluted share, for the third quarter of 2007.  Please refer to the table at the back of this release for a reconciliation of GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $30.6 million for the third quarter of 2008, compared to ($7.4) million for the third quarter of 2007.  This was calculated by adding to net income of $18.9 million for the third quarter of 2008, net interest expense and depreciation that in the aggregate amounted to $11.7 million for the third quarter of 2008.  Adjusted EBITDA, excluding all non-cash items described below, was $26.4 million for the third quarter of 2008, compared to $11.0 million for the third quarter of 2007.  Please see the table at the back of this release for a reconciliation of net income to EBITDA.

The Company operated an average of 11.6 vessels during the third quarter of 2008, earning an average time charter equivalent rate of $40,250 per day, compared to an average of 7.2 vessels during the third quarter of 2007, earning an average time charter equivalent rate of $27,494 per day.  Adjusted to exclude the effect of the amortization of below market acquired time charters, the time charter equivalent rate for the third quarter of 2008 was $34,205, compared to $24,616 for the third quarter of 2007.

Total adjusted operating expenses for the third quarter of 2008 were $8.6 million, or approximately $8,017 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.1 million of share-based compensation for the period.  For the third quarter of 2007, total adjusted operating expenses were $5.4 million, or approximately $8,132 per day, including vessel operating expenses, management fees and general and administrative expenses, but excluding $19.8 million of share-based compensation.

Third Quarter 2008 Non-cash Items

The Company’s results for the three months ended September 30, 2008 included the following non-cash items:

▪
Non-cash revenue of $6.2 million and depreciation expense of ($0.7) million associated with below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue and depreciation expense.  These non-cash items contributed an aggregate of $5.5 million to net income, or $0.20 to basic and diluted earnings per share, for the three months ended September 30, 2008.

▪	An unrealized loss from interest rate swaps of ($1.1) million, or ($0.04) per basic and diluted share, for the three months ended September 30, 2008.
▪
Non-cash expenses of ($0.1) million, or ($0.01) per basic and diluted share, relating to the amortization for the three months ended September 30, 2008, of the compensation cost recognized for a total of 107,875 restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $4.3 million to net income, or $0.16 to earnings per basic and diluted share, for the three months ended September 30, 2008.

Dividend Declared
Based on the financial results for the third quarter of 2008, on November 12, 2008 the Company’s Board of Directors declared a quarterly dividend of $0.50 per share, payable on November 27, 2008, to shareholders of record as of November 17, 2008.

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping charters vessels for periods ranging from one to five years.  Paragon has fixed 100%, 85% and 55% of its available fleet days in 2008, 2009 and 2010, respectively.

Cash Flows
For the nine months ended September 30, 2008, the Company generated net cash from operating activities of $60.6 million, compared to $26.6 million in the nine months ended September 30, 2007.  For the nine months ended September 30, 2008, net cash used in investing activities was $78.1 million and cash from financing activities was $51.1 million.  For the nine months ended September 30, 2007, net cash used in investing activities was $246.1 million and cash from financing activities was $204.2 million.

Nine months ended September 30, 2008 Financial Results:
Time charter revenue for the nine months ended September 30, 2008 was $124.7 million, compared to $46.3 million for the nine months ended September 30, 2007.  The Company reported net income of $59.3 million, or $2.22 and $2.19 per basic and diluted share, respectively, for the nine months ended September 30, 2008, calculated on 26,746,695 weighted average number of basic shares, and on 27,040,928 weighted average number of diluted shares, outstanding for the period and reflecting the impact of the non-cash items discussed below.  For the nine months ended September 30, 2007, the Company reported a net loss of ($2.8) million, or ($0.43) per basic and diluted share, calculated on 13,517,590 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the nine months ended September 30, 2008, was $42.2 million, or $1.58 and $1.56 per basic and diluted share, respectively.  This compares to adjusted net income of $15.1 million, or $1.12 per basic and diluted share for the nine months ended September 30, 2007.

EBITDA was $93.4 million for the nine months ended September 30, 2008, compared to $13.5 million for the nine months ended September 30, 2007.  This was calculated by adding to net income of $59.3 million for the nine months ended September 30, 2008, net interest expense and depreciation that in the aggregate amounted to $34.1 million for the nine months ended September 30, 2008.  Adjusted EBITDA, excluding all non-cash items described below, was $76.4 million for the nine months ended September 30, 2008, compared to $31.5 million for the nine months ended September 30, 2007.

The Company operated an average of 11.2 vessels during the nine months ended September 30, 2008, earning an average time charter equivalent rate of $39,468 per day, compared to an average of 6.3 vessels during the nine months ended September 30, 2007, earning an average time charter equivalent rate of $25,384 per day.  Adjusted to exclude the effect of the amortization of below market acquired time charters, the time charter equivalent rate for the nine months ended September 30, 2008 was $32,382, compared to $24,069 for the nine months ended September 30, 2007.

Total adjusted operating expenses for the nine months ended September 30, 2008, were $22.5 million, or approximately $7,314 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.4 million of share-based compensation.  For the nine months ended September 30, 2007, total adjusted operating expenses were $10.8 million, or approximately $6,261 per day, including vessel operating expenses, management fees and general and administrative expenses, but excluding $19.9 million of share-based compensation.

Nine months ended September 30, 2008 Non-cash Items:
The Company’s results for the nine months ended September 30, 2008 included the following non-cash items:

▪
Non-cash revenue of $21.3 million and depreciation expense of ($2.1) million associated with below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue and depreciation expense.  These non-cash items contributed an aggregate of $19.2 million to net income, or $0.72 and $0.71 to basic and diluted earnings per share, respectively, for the nine months ended September 30, 2008.

▪	An unrealized loss from interest rate swaps of ($1.8) million, or ($0.07) and ($0.06) per basic and diluted share, respectively, for the nine months ended September 30, 2008.
▪
Non-cash expenses of ($0.4) million, or ($0.01) per basic and diluted share, relating to the amortization for the nine months ended September 30, 2008, of the compensation cost recognized for a total of 107,875 restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $17.0 million to net income or $0.64 and $0.63 to earnings per basic and diluted share, respectively, for the nine months ended September 30, 2008.

Conference Call and Webcast:
The Company’s management will host a conference call to discuss the results on Thursday, November 13, 2008 at 9:00 a.m. Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (from the US), + 44 (0) 800 3769 250 (from the UK), or + 30 211 180 2000 (all other callers). The access code for the call is “909”.

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK), or + 30 210 94 60 929 (all other callers). The access code for the replay is “909#”.

Slides and audio webcast:
There will also be a live webcast of the conference call and accompanying slide presentation on the Paragon Shipping Inc. website (www.paragonship.com).  Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes.  The Company’s current fleet consists of twelve vessels with a total carrying capacity of 765,137 dwt. For further information, please visit the Company’s website at www.paragonship.com.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven FD Tel: +1(212) 850-5600
- Tables Follow -

Updated Fleet List:
The following table represents our fleet as of November 12, 2008.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Summary Fleet Data:
	Third Quarter Ended September 30, 2007	Third Quarter Ended September 30, 2008
FLEET DATA
Average number of vessels (1)	7.18	11.6
Available days for fleet (2)	661	1,023
Calendar days for fleet (3)	661	1,069
Fleet utilization (4)	100%	96%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	27,494	40,250
Time charter equivalent Adjusted (5)	24,616	34,205
Vessel operating expenses (6)	4,361	4,874
Dry-docking expenses (7)		1,223
Management fees (8)	687	875
General and administrative expenses (9) Adjusted	3,084	1,045
Total vessel operating expenses (10) Adjusted	8,132	8,017

	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2008
FLEET DATA
Average number of vessels (1)	6.34	11.2
Available days for fleet (2)	1,731	2,999
Calendar days for fleet (3)	1,731	3,071
Fleet utilization (4)	100%	98%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	25,384	39,468
Time charter equivalent Adjusted (5)	24,069	32,382
Vessel operating expenses (6)	3,727	4,614
Dry-docking expenses (7)		628
Management fees (8)	683	857
General and administrative expenses (9) Adjusted	1,851	1,215
Total vessel operating expenses (10) Adjusted	6,261	7,314

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, dry-docks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired which are amortized over the remaining period of the time charter as an increase to net revenue have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily dry-docking expenses is calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees is calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)
Daily general and administrative expenses is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for options and restricted shares have been excluded.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for options and restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)
	Third Quarter Ended September 30, 2007	Third Quarter Ended September 30, 2008
Time Charter Revenues	19,048,552	43,574,890
Less Voyage Expenses	(34,970)	(274,255)
Less Commission	(839,933)	(2,125,012)
Total Revenue, net of voyage expenses	18,173,649	41,175,623
Total available days	661	1,023
Time Charter Equivalent	27,494	40,250
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	19,048,552	43,574,890
Less Voyage Expenses	(34,970)	(274,255)
Less Commission	(839,933)	(2,125,012)
Total Revenue, net of voyage expenses	18,173,649	41,175,623
Less Amortization of Below Market Acquired Time Charters	(1,902,629)	(6,184,016)
Total Revenue, net of voyage expenses Adjusted	16,271,020	34,991,607
Total available days	661	1,023
Time Charter Equivalent Adjusted	24,616	34,205

	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2008
Time Charter Revenues	46,277,491	124,650,438
Less Voyage Expenses	(123,623)	(473,828)
Less Commission	(2,214,984)	(5,813,369)
Total Revenue, net of voyage expenses	43,938,884	118,363,241
Total available days	1,731	2,999
Time Charter Equivalent	25,384	39,468
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	46,277,491	124,650,438
Less Voyage Expenses	(123,623)	(473,828)
Less Commission	(2,214,984)	(5,813,369)
Total Revenue, net of voyage expenses	43,938,884	118,363,241
Less Amortization of Below Market Acquired Time Charters	(2,276,129)	(21,251,002)
Total Revenue, net of voyage expenses Adjusted	41,662,755	97,112,239
Total available days	1,731	2,999
Time Charter Equivalent Adjusted	24,069	32,382

PARAGON SHIPPING INC.
Condensed Statement of Cash Flows
(Expressed in United States Dollars)
	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2008
Cash and cash equivalents, beginning of year	32,331,848	31,328,637
Provided by (used in):
Operating Activities	26,621,686	60,565,925
Investing Activities	(246,143,035)	(78,072,477)
Financing Activities	204,217,503	51,111,348
Net (decrease) / increase in cash and cash equivalents	(15,303,846)	33,604,796
Cash and cash equivalents, end of period	17,028,002	64,933,433

EBITDA Reconciliation (1)
(Expressed in United States Dollars)
	Third Quarter Ended September 30, 2007	Third Quarter Ended September 30, 2008
Net (Loss) / Income	(14,151,617)	18,898,519
Plus Net Interest expense	2,540,611	3,308,372
Plus Depreciation	4,225,723	8,435,141
Plus Amortization	-	-
EBITDA	(7,385,283)	30,642,032
Adjusted EBITDA Reconciliation
Net (Loss) / Income	(14,151,617)	18,898,519
Non-cash revenue and depreciation due to below market acquired time charters	(1,745,805)	(5,488,688)
Unrealized loss from interest rate swap	377,505	1,086,322
Non-cash expenses from the amortization of share based compensation cost recognized	19,785,822	134,242
Adjusted Net Income	4,265,905	14,630,395
Plus Net Interest expense	2,540,611	3,308,372
Plus Depreciation	4,225,723	8,435,141
Plus Amortization	-	-
Adjusted EBITDA	11,032,239	26,373,908

	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2008
Net (Loss) / Income	(2,845,776)	59,274,339
Plus Net Interest expense	5,707,944	9,998,874
Plus Depreciation	10,610,725	24,132,272
Plus Amortization	-	-
EBITDA	13,472,893	93,405,485
Adjusted EBITDA Reconciliation
Net (Loss) / Income	(2,845,776)	59,274,339
Non-cash revenue and depreciation due to below market acquired time charters	(2,106,243)	(19,179,151)
Unrealized loss from interest rate swap	224,575	1,749,212
Non-cash expenses from the amortization of share based compensation cost recognized	19,870,657	388,421
Adjusted Net Income	15,143,213	42,232,821
Plus Net Interest expense	5,707,944	9,998,874
Plus Depreciation	10,610,725	24,132,272
Plus Amortization	-	-
Adjusted EBITDA	31,461,882	76,363,967

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive at the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)
GAAP Financial Information	Third Quarter Ended September 30, 2007	Third Quarter Ended September 30, 2008
Net (Loss) / Income	(14,151,617)	18,898,519
Income allocable to Class B common shares	2,954,848	-
(Loss) / Income available to Class A common shares	(17,106,465)	18,898,519
Weighted average number of Class A common shares basic	17,491,591	27,034,270
Weighted average number of Class A common shares diluted	17,491,591	27,207,826
(Loss) / Earnings per Class A common shares basic	(0.98)	0.70
(Loss) / Earnings per Class A common shares diluted	(0.98)	0.69
Reconciliation of Net (Loss) / Income to Adjusted Net Income
Net (Loss) / Income	(14,151,617)	18,898,519
Non-cash revenue and depreciation due to below market acquired time charters	(1,745,805)	(5,488,688)
Unrealized loss from interest rate swap	377,505	1,086,322
Non-cash expenses from the amortization of compensation cost recognized	19,785,822	134,242
Adjusted Net Income	4,265,905	14,630,395
Weighted average number of common shares basic	17,491,591	27,034,270
Weighted average number of common shares diluted	17,491,591	27,207,826
Adjusted earnings per share basic (1)	0.24	0.54
Adjusted earnings per share diluted (1)	0.24	0.54

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2008
Net (Loss) / Income	(2,845,776)	59,274,339
Income allocable to Class B common shares	2,954,848	-
(Loss) / Income available to Class A common shares	(5,800,624)	59,274,339
Weighted average number of Class A common shares basic	13,517,590	26,746,695
Weighted average number of Class A common shares diluted	13,517,590	27,040,928
(Loss) / Earnings per Class A common shares basic	(0.43)	2.22
(Loss) / Earnings per Class A common shares diluted	(0.43)	2.19
Reconciliation of Net (Loss) / Income to Adjusted Net Income
Net (Loss) / Income	(2,845,776)	59,274,339
Non-cash revenue and depreciation due to below market acquired time charters	(2,106,243)	(19,179,151)
Unrealized loss from interest rate swap	224,575	1,749,212
Non-cash expenses from the amortization of compensation cost recognized	19,870,657	388,421
Adjusted Net Income	15,143,213	42,232,821
Weighted average number of common shares basic	13,517,590	26,746,695
Weighted average number of common shares diluted	13,517,590	27,040,928
Adjusted earnings per share basic (1)	1.12	1.58
Adjusted earnings per share diluted (1)	1.12	1.56

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2007 and September 30, 2008
(Expressed in United States Dollars)
	December 31, 2007	September 30, 2008
Assets
Current assets
Cash and cash equivalents	31,328,637	64,933,433
Trade receivables	354,154	342,135
Other receivables	287,546	367,188
Prepaid expenses	654,576	682,879
Due from management company	—	1,212,813
Inventories	801,373	905,372
Total current assets	33,426,286	68,443,820
Fixed assets
Advances for vessels acquisitions	—
Vessels at cost	633,378,703	713,373,186
Less: accumulated depreciation	(18,268,064)	(42,400,336)
Total fixed assets	615,110,639	670,972,850
Other assets	1,584,950	1,852,981
Restricted cash	8,010,000	6,010,000
Above market acquired time charters	—	64,724
Other long-term receivables	1,340,602	1,272,844
Total Assets	659,472,477	748,617,219
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $118,317
and $579,021 as of December 31, 2007 and September 30, 2008, respectively)	2,487,291	3,125,106
Accrued expenses	5,494,431	2,793,826
Due to management company	1,642,805	—
Interest rate swap	—	2,537,563
Deferred income	3,176,938	3,291,534
Current portion of long-term debt	9,000,000	22,900,000
Total current liabilities	21,801,465	34,648,029
Long-term debt	309,000,000	370,310,000
Other long-term payable	586,499	1,352,338
Interest rate swap	1,370,701	582,351
Below market acquired time charters	51,077,602	29,813,329
Total long-term liabilities	362,034,802	402,058,018
Total Liabilities	383,836,267	436,706,047
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,
none issued, none outstanding at December 31, 2007 and
September 30, 2008	—	—
Class A common shares, $0.001 par value; 120,000,000
authorized 25,744,983 issued and outstanding
at December 31, 2007 and 27,138,515 issued and outstanding
at September 30, 2008	25,745	27,139
Class B common shares, $0.001 par value; 5,000,000
authorized, none issued and outstanding at December 31, 2007
and September 30, 2008	—	—
Additional paid-in capital	304,408,972	318,381,249
Accumulated deficit	(28,798,507)	(6,497,216)
Total shareholders' equity	275,636,210	311,911,172
Total Liabilities and Shareholders' Equity	659,472,477	748,617,219

Paragon Shipping Inc.
Unaudited Consolidated Statement of Operations
For the three months ended September 30, 2007 and September 30, 2008
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	September 30, 2007	September 30, 2008
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $1,902,629 and $6,184,016 for the
three months ended September 30, 2007 and 2008, respectively)	19,048,552	43,574,890
Less: commissions	839,933	2,125,012
Net Revenue	18,208,619	41,449,878
Expenses
Voyage expenses	34,970	274,255
Vessels operating expenses (including expenses charged by a
related party of $23,172 and $26,378 for the three months ended
September 30, 2007 and 2008, respectively)	2,882,858	5,210,547
Dry-docking expenses	—	1,306,883
Management fees charged by a related party	453,960	935,132
Depreciation	4,225,723	8,435,141
General and administrative expenses (including share
based compensation of $19,785,822 for the three months ended
September 30, 2007 and $134,242 for the three months ended
September 30, 2008	21,824,575	1,252,097
Operating Income	(11,213,467)	24,035,823

Other Income (Expenses)
Interest and finance costs	(2,802,743)	(3,773,281)
Loss on interest rate swap	(377,505)	(1,531,804)
Interest income	262,132	464,909
Other expense		(371,250)
Foreign currency (losses) / income	(20,034)	74,122
Total Other Expenses, net	(2,938,150)	(5,137,304)
Net (Loss) / Income	(14,151,617)	18,898,519

Income allocable to Class B common shares	2,954,848	—
(Loss) / Income available to Class A common shares	(17,106,465)	18,898,519

(Loss) / Earnings per Class A common share, basic	$(0.98)	$0.70
(Loss) / Earnings per Class A common share, diluted	$(0.98)	$0.69
Weighted average number of Class A common shares,
Basic	17,491,591	27,034,270
Weighted average number of Class A common shares,
diluted	17,491,591	27,207,826

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Operations
For the nine months ended September 30, 2007 and September 30, 2008
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2008
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $2,276,129 and $21,251,002 for the
nine months ended September 30, 2007 and 2008, respectively)	46,277,491	124,650,438
Less: commissions	2,214,984	5,813,369
Net Revenue	44,062,507	118,837,069
Expenses
Voyage expenses	123,623	473,828
Vessels operating expenses (including expenses charged by a
related party of $63,132 and $91,243 for the nine months ended
September 30, 2007 and 2008, respectively)	6,452,040	14,170,258
Dry-docking expenses	—	1,929,341
Management fees charged by a related party	1,180,703	2,631,727
Depreciation	10,610,725	24,132,272
General and administrative expenses (including share
based compensation of $19,870,657 for the nine months ended
September 30, 2007 and $388,421 for the nine months ended
September 30, 2008	23,075,715	4,118,067
Operating Income	2,619,701	71,381,576

Other Income (Expenses)
Interest and finance costs	(6,310,859)	(11,344,411)
Loss on interest rate swap.	(224,575)	(2,608,766)
Interest income	602,915	1,345,537
Other income	—	541,101
Gain from the change in fair value of warrants	493,962	—
Foreign currency losses	(26,920)	(40,698)
Total Other Expenses, net	(5,465,477)	(12,107,237)
Net (Loss) / Income	(2,845,776)	59,274,339

Income allocable to Class B common shares	2,954,848	—
(Loss) / Income available to Class A common shares	(5,800,624)	59,274,339

(Loss) / Earnings per Class A common share, basic	$(0.43)	$2.22
(Loss) / Earnings per Class A common share, diluted	$(0.43)	$2.19
Weighted average number of Class A common shares,
basic	13,517,590	26,746,695
Weighted average number of Class A common shares,
diluted	13,517,590	27,040,928

Paragon Shipping Inc. Unaudited Consolidated Statement of Shareholders' Equity For the nine months ended September 30, 2008 (Expressed in United States Dollars)

	Class A Shares
			Additional
	Number of	Par	Paid-in	Accumulated
	Shares	Value	Capital	deficit	Total
Balance January 1, 2008	25,744,983	25,745	304,408,972	(28,798,507)	275,636,210
Issuance of Class A common shares, from the exercise of warrants and options	1,369,532	1,370	13,583,880		13,585,250
Share based compensation			388,421		388,421
Issuance of restricted Class A common shares	30,000	30	(30)		—
Cancellation of restricted Class A common shares	(6,000)	(6)	6		—
Dividends paid				(36,973,048)	(36,973,048)
Net Income				59,274,339	59,274,339
Balance September 30, 2008	27,138,515	27,139	318,381,249	(6,497,216)	311,911,172

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the nine months ended September 30, 2007 and September 30, 2008
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2008

Cash Flows from Operating Activities
Net (Loss) / Income	(2,845,776)	59,274,339
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	10,610,725	24,132,272
Amortization of below and above market acquired time charters	(2,276,129)	(21,251,002)
Amortization of financing costs	495,932	442,823
Share based compensation	19,870,657	388,421
Unrealized loss on interest rate swap	224,575	1,749,212
Gain from the change in fair value of warrants	(493,962)	—
Changes in assets and liabilities
(Increase) / decrease in trade receivables	(354,566)	12,019
Decrease / (increase) in other receivables	753,494	(79,642)
Increase in prepaid expenses	(240,247)	(28,303)
Increase in inventories	(445,429)	(103,999)
Decrease in other assets	1,505	—
Increase in due from management company	(246,858)	(1,212,813)
(Increase) / decrease in other long term receivables	(454,979)	67,758
Increase in trade accounts payable	1,893,241	637,815
Increase / (decrease) in accrued expenses	594,526	(2,700,605)
Decrease in due to management company	(1,741,872)	(1,642,805)
Increase in deferred income	1,276,849	114,596
Increase in other long-term payable	—	765,839
Net cash from operating activities	26,621,686	60,565,925
Cash flow from / (used in) investing activities
Asquisition of vessels and capital expenditures	(238,633,035)	(80,072,477)
Restricted cash	(7,510,000)	2,000,000
Net cash used in investing activities	(246,143,035)	(78,072,477)
Cash flows from / (used in) financing activities
Proceeds from long-term debt	30,812,500	111,500,000
Proceeds from short-term debt	289,336,091	—
Repayment of short-term debt	(150,000,000)	—
Repayment of long-term debt	(108,250,000)	(36,290,000)
Payment of financing costs	(1,204,547)	(710,854)
Proceeds from the issuance of Class A common shares	175,960,710	—
Class A common shares offering costs	(12,464,359)	—
Proceeds from the issuance of Class A common shares from the
exercise of warrants and options	—	13,585,250
Dividends paid	(19,972,892)	(36,973,048)
Net cash from financing activities	204,217,503	51,111,348
Net (decrease) / increase in cash and cash equivalents	(15,303,846)	33,604,796
Cash and cash equivalents at the beginning of the period	32,331,848	31,328,637
Cash and cash equivalents at the end of the period	17,028,002	64,933,433
Supplemental disclosure of cash flow information
Cash paid during the period for interest	5,182,772	10,517,761

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 12, 2008	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 937619